Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 17, 2006 (December 1, 2006 as to the effects of including Loss Per Common Share as discussed in Note 16, and December 15, 2006 as to the effects of the stock split and the amendment to the revolving credit facility as discussed in Note 17) (which report expresses an unqualified opinion and contains an explanatory paragraph related to the restatement of the 2004 and 2003 consolidated financial statements described in Note 15), relating to the financial statements and financial statement schedule of Dayton Superior Corporation as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in Amendment No. 4 to Registration Statement No. 333-137785 of Dayton Superior Corporation on Form S-1 under the Securities Act of 1933.

/s/Deloitte & Touche LLP
Dayton, Ohio
January 10, 2007